Exhibit 99.2

COMPANY ANNOUNCEMENT

TORM plc Q2 2023 results, dividend distribution, and financial outlook 2023

“During the second quarter of 2023, we experienced a continued healthy rate environment, contributing to a profit before tax of USD 184m compared to USD 107m in the same period last year,” says Jacob Meldgaard and continues: “Based on this, we will return USD 126.6m to our shareholders as dividends for the period.”

Financial results
In the second quarter of 2023, TORM saw a 23% increase in TCE per day to 36,360 USD/day (2022, same period: 29,622 USD per day) as a result of higher freight rates. TCE earnings reached USD 308.0m (2022, same period; USD 209.6m) and EBITDA increased 54% to USD 236.8m (2022, same period: USD 153.4m) equivalent to EBITDA margin of 61.6% (2022, same period: 45.3%). Earnings were positively impacted by unrealized gains on financial instruments related to freight and bunker of USD 37.0m (2022, same period: USD -9.5m).

Key Figures (summary)

USDm	Q2 2023	Q2 2022	change	Q1-Q2 2023	Q1-Q2 2022	change	FY 2022
Time charter equivalent earnings (TCE)	308.0	209.6	47%	572.9	333.0	72%	981.5
EBITDA	236.8	153.4	54%	435.4	213.8	104%	743.0
EBITDA margin %	61.6%	45.3%		56.2%	39.0%		51.5%
Unrealized gain/(loss) on financial instruments1)	37.0	-9.5		21.2	-11.1		-0.6
Return on Invested Capital (RoIC) %	33.9%	22.7%		31.6%	13.7%		29.2%
TCE per day (USD)	36,360	29,622	23%	38,903	23,152	68%	34,154
OPEX per day (USD)	7.053	6,809	4%	7.170	6,625	8%	6,825
Free cash flow	89.9	96.6	-7%	62.9	74.8	-16%	513.2
1)	Included in TCE earnings and EBITDA, but not included in TCE per day

Business highlights
In the first half of 2023, TORM has taken delivery of all seven LR1 vessels purchased in January 2023 as well as three MR vessels acquired in March 2023 and sold and delivered one MR vessel to its new owner in May, bringing the total fleet up to 87 at the end of June 2023. After the end of the quarter, TORM sold one MR vessel with expected delivery in Q3 2023.

In the second quarter of 2023, TORM completed the previously announced refinancing of bank and leasing agreements for USD 480m and further secured a USD 123m facility to be used for additional secondhand vessel financing, of which USD 50m has already been used in the second quarter. Debt maturities have been extended to 2028 and 2029.

Market
The product tanker market remained strong but volatile in the second quarter of 2023, albeit rates were lower than in the first quarter. The lower rates are primarily attributable to refinery maintenance, lower diesel imports and destocking in the EU leading to a temporary reduction in exports and consequently a release of global vessel capacity.

Distribution
TORM’s Board of Directors has today approved an interim dividend for Q2 2023 of USD 1.50 per share, resulting in an expected total dividend payment of USD 126.6m. The payment is expected on 12 September 2023, with ex-dividend date on 28 August 2023 and record date on 29 August 2023.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726

COMPANY ANNOUNCEMENT NO. 21
17 AUGUST 2023

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COMPANY ANNOUNCEMENT

Financial Outlook 2023
As of 14 August 2023, TORM had covered 72% of the 2023 full-year earning days at USD/day 36,531 and the coverage for the third quarter of 2023 was 74% at USD/day 30,534. For the individual vessel classes, the coverage for the third quarter of 2023 was 70% at USD/day 32,579 for LR2, 88% at USD/day 29,626 for LR1, and 71% USD/day 30,349 for MR.

Our financial outlook is based on our current product tanker market expectations, but we have very low visibility on TCE rates that are not yet fixed with our customers. Hence, the market rates realized during 2023 may be significantly lower or significantly higher than our current expectations.

For the full-year 2023, TCE earnings are expected to be in the range of USD 1,050m-1,175m (previous outlook: USD 1,025m-1,375m), and EBITDA is expected to be in the range of USD 775m-900m (previous outlook: USD 750m-1,100m) based on the current fleet size, including published acquisitions and divestments of vessels. We refer to the Financial Outlook 2023 in our Quarterly Report for the Second Quarter 2023 and our Safe harbor statements as to the future.

Conference call and webcast
TORM’s conference call on the financial results for the second quarter of 2023 will be held at 09:00 am Eastern Time / 03:00 pm Central European Time on Thursday, 17 August 2023.

TORM’s results will be presented on both a live webcast via TORM’s website and a conference call. For participation in the call, please dial +45 3274 0710 (or +1 (646) 307 1963 for US connections) at least ten minutes prior to the start to ensure connection. The operator will guide you to the conference room.

The presentation can be downloaded from www.torm.com/investors thirty minutes prior to the event.

Contact
Jacob Meldgaard, Executive Director
Tel.: +45 3917 9200
Kim Balle, Chief Financial Officer
Tel.: +45 3917 9200
Andreas Abildgaard-Hein, IR
Tel.: +45 3917 9339

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 85 product tanker vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.

Safe harbor statements as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.

Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.

ORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726
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COMPANY ANNOUNCEMENT

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | OFFICE 105 | 20 ST DUNSTAN’S HILL
LONDON, EC3R 8HL, UNITED KINGDOM | COMPANY: 09818726
COMPANY ANNOUNCEMENT NO. 21
17 AUGUST 2023

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